UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Twilio, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

90138F102

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90138F102	13G	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer VII & Co. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,253,955
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 9,253,955
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,253,955*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.8%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Represents shares of Class A common stock of the Issuer (the “Class A Common Stock”) underlying shares of Class B common stock of the Issuer (the “Class B Common Stock”) beneficially owned by the Reporting Persons, which shares of Class B Common Stock are convertible, at the option of the holder, into share of Class A Common Stock on a 1-for-1 basis. The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 68,822,548 shares of Class A Common Stock as of October 31, 2017, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2017.

CUSIP No. 90138F102	13G	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer VII & Co. L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,253,955
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 9,253,955
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,253,955*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.8%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Represents shares of Class A common stock of the Issuer (the “Class A Common Stock”) underlying shares of Class B common stock of the Issuer (the “Class B Common Stock”) beneficially owned by the Reporting Persons, which shares of Class B Common Stock are convertible, at the option of the holder, into share of Class A Common Stock on a 1-for-1 basis. The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 68,822,548 shares of Class A Common Stock as of October 31, 2017, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2017.

CUSIP No. 90138F102	13G	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VII L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,903,707
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 2,903,707
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,253,955*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.8%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Represents shares of Class A common stock of the Issuer (the “Class A Common Stock”) underlying shares of Class B common stock of the Issuer (the “Class B Common Stock”) beneficially owned by the Reporting Persons, which shares of Class B Common Stock are convertible, at the option of the holder, into share of Class A Common Stock on a 1-for-1 basis. The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 68,822,548 shares of Class A Common Stock as of October 31, 2017, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2017.

CUSIP No. 90138F102	13G	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VII Institutional L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,450,239
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 1,450,239
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,253,955*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.8%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Represents shares of Class A common stock of the Issuer (the “Class A Common Stock”) underlying shares of Class B common stock of the Issuer (the “Class B Common Stock”) beneficially owned by the Reporting Persons, which shares of Class B Common Stock are convertible, at the option of the holder, into share of Class A Common Stock on a 1-for-1 basis. The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 68,822,548 shares of Class A Common Stock as of October 31, 2017, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2017.

CUSIP No. 90138F102	13G	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BVP VII Special Opportunity Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,900,009
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 4,900,009
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,253,955*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.8%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Represents shares of Class A common stock of the Issuer (the “Class A Common Stock”) underlying shares of Class B common stock of the Issuer (the “Class B Common Stock”) beneficially owned by the Reporting Persons, which shares of Class B Common Stock are convertible, at the option of the holder, into share of Class A Common Stock on a 1-for-1 basis. The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 68,822,548 shares of Class A Common Stock as of October 31, 2017, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2017.

CUSIP No. 90138F102	13G	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 15 Angels LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 179,867
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 179,867
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,253,955*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.8%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Represents shares of Class A common stock of the Issuer (the “Class A Common Stock”) underlying shares of Class B common stock of the Issuer (the “Class B Common Stock”) beneficially owned by the Reporting Persons, which shares of Class B Common Stock are convertible, at the option of the holder, into share of Class A Common Stock on a 1-for-1 basis. The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 68,822,548 shares of Class A Common Stock as of October 31, 2017, as reported by the Issuer in its Form 10-Q filed with the SEC on November 14, 2017.

CUSIP No. 90138F102	13G	Page 8 of 13 Pages

Item 1(a). Name of Issuer:

Twilio, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

375 Beale Street, Suite 300, San Francisco, California 94015

Item 2(a). Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of Class A Common Stock issuable upon conversion of Class B common stock of the Issuer (the “shares”) directly owned by Bessemer Venture Partners VII L.P. (“BVP VII”), Bessemer Venture Partners VII Institutional L.P. (“BVP VII Institutional”), BVP VII Special Opportunity Fund L.P. (“BVP VII SOF”) and 15 Angels LLC (“15 Angels” and, collectively with BVP VII, BVP VII Institutional and BVP VII SOF, the “Funds”). 15 Angels is a wholly owned subsidiary of BVP VII Institutional.

(a)	Deer VII & Co. Ltd. (“Deer VII Ltd”), the general partner of Deer VII & Co. L.P. (“Deer VII LP”);

(b)	Deer VII LP, the sole general partner of each of the Funds;

(c)	BVP VII, which directly owns 2,903,707 Shares;

(d)	BVP VII Institutional, which directly owns 1,270,372 Shares;

(e)	BVP VII SOF, which directly owns 4,900,009 Shares; and

(f)	15 Angels, which directly owns 179,867 Shares.

Deer VII Ltd, Deer VII LP, BVP VII, BVP VII Institutional, BVP VII SOF and 15 Angels are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons:

c/o Bessemer Venture Partners

1865 Palmer Avenue; Suite 104

Larchmont, NY 10583

Item 2(c). Citizenship:

Deer VII Ltd — Cayman Islands

Deer VII LP — Cayman Islands

BVP VII — Cayman Islands

BVP VII Institutional — Cayman Islands

BVP VII SOF – Cayman Islands

15 Angels – Delaware

Item 2(d). Title of Class of Securities:

Class A Common Stock, par value $0.001 per share

CUSIP No. 90138F102	13G	Page 9 of 13 Pages

Item 2(e). CUSIP Number:

90138F102

Item 3. Not Applicable.

Item 4. Ownership.

For Deer VII Ltd:

(a)	Amount beneficially owned: 9,253,955 Shares

(b)	Percent of class: 11.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 9,253,955

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 9,253,955

(iv)	Shared power to dispose or to direct the disposition of: —0—

For Deer VII LP:

(a)	Amount beneficially owned: 9,253,955 Shares

(b)	Percent of class: 11.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 9,253,955

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 9,253,955

(iv)	Shared power to dispose or to direct the disposition of: —0—

For BVP VII:

(a)	Amount beneficially owned: 9,253,955 Shares

(b)	Percent of class: 11.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,903,707

CUSIP No. 90138F102	13G	Page 10 of 13 Pages

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 2,903,707

(iv)	Shared power to dispose or to direct the disposition of: —0—

For BVP VII Institutional:

(a)	Amount beneficially owned: 9,253,955 Shares

(b)	Percent of class: 11.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,450,239

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 1,450,239

(iv)	Shared power to dispose or to direct the disposition of: —0—

For BVP VII SOF:

(a)	Amount beneficially owned: 9,253,955 Shares

(b)	Percent of class: 11.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 4,900,009

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 4,900,009

(iv)	Shared power to dispose or to direct the disposition of: —0—

For 15 Angels:

(a)	Amount beneficially owned: 9,253,955 Shares

(b)	Percent of class: 11.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 179,867

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 179,867

(iv)	Shared power to dispose or to direct the disposition of: —0—

CUSIP No. 90138F102	13G	Page 11 of 13 Pages

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

As the general partner of Deer VII LP, which in turn is the general partner the Funds, Deer VII Ltd may be deemed to beneficially own all 9,253,955 Shares held directly by the Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Exhibit 2 sets forth information regarding the identity of members of a group. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 90138F102	13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 02/14/18

DEER VII & CO. LTD.

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

DEER VII & CO. L.P.
By:	Deer VII & Co. Ltd, its General Partner

	By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BESSEMER VENTURE PARTNERS VII L.P.
By: By:	Deer VII & Co. L.P., its General Partner Deer VII & Co., Ltd., its General Partner

	By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BESSEMER VENTURE PARTNERS INSTITUTIONAL VII L.P.
By: By:	Deer VII & Co. L.P., its General Partner Deer VII & Co., Ltd., its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BVP VII SPECIAL OPPORTUNITY FUND L.P.
By: By:	Deer VII & Co. L.P., its General Partner Deer VII & Co., Ltd., its General Partner

	By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

15 ANGELS LLC

	By:	/s/ Scott Ring
Name: Scott Ring
Title: Authorized Person

CUSIP No. 90138F102	13G	Page 13 of 13 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 2.	List of Members of Group